FORM 10-SB


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of the Securities Exchange Act of 1934



                       BEACH BREW BEVERAGE COMPANY, INC.
                 (Name of small business issuer in its charter)

   NEVADA                                               91-1868790
(States of other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

               1401 Walnut Creek Dr. Encinitas, California,92024
               (Address of principal executive offices) (Zip Code)

Issuers telephone number (760 ) 753-3424

Securities registered under Section 12(b) of the Exchange Act:



 Title of each class                  Name of each exchange on which registered
 to be so registered                  each class is to be registered

           N/A                                      N/A


Securities registered under Section 12 (g) of the Exchange Act:

                    Common stock, par value $.001 per share
                                (Title of class)

                                (Title of class)



     At December 31, 1998, the aggregate market value of the voting stock held by non affiliates is undeterminable and is considered to be 0.

     (ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

                                 Not applicable

                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)

     As of December 31, 1998, the registrants had 7,500,000 of common stock issued and outstanding, as of December 31, 1999, and as of September 30, 2000 the registrant had 7,650,000 shares of common stock issued and outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

     List hereunder the following documents if incorporated by reference and the part of the form 10-KSB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c ) under the Securities Act of 1933: None



                        BEACH BREW BEVERAGE COMPANY, INC.

                                  FORM 10 - SB

                                TABLE OF CONTENTS
                                                                        PAGE
                                     PART I


ITEM     1.       Description of Business   ...........................   4

ITEM     2.       Managements Discussion and Analysis or
                  Plan of Operation   . . . . . . . . . . . . . . .       4

ITEM     3.       Description of Property . . . . . . . . . . . . . . .   11

ITEM     4.       Security Ownership of Certain Beneficial
                  Owners and Management  . . . . . . . . .                11

ITEM     5.       Directors, Executive Officers, Promoters
                  and Control Persons . . . . . . . . . . . . . .         12

ITEM     6.       Executive Compensation  . . . . . . . . . . . . .       13

ITEM     7.       Certain Relationships and
                  Related Transactions  . . . . . . . . . . . . . .       13

ITEM     8.       Description of Securities. . . . . . . . . . . . .      13

                                     PART II

ITEM     1.       Market Price of and Dividends on Registrants Common Equity and
                           Other Shareholder Matters . . . . . . . .      14

ITEM     2.       Legal Proceedings  . . . . . . . . . . . . . . . .      15

ITEM     3.       Changes in and Disagreements with Accountants . . .     15

ITEM     4.       Recent Sales of Unregistered Securities  . . . . .      15

ITEM     5.       Indemnification of Directors and Officers  . . . .      16

                                   PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .   17-40

                                    PART III

ITEM     1.       Index to Exhibits . . . . . . . . . . . . . . . .     S- 1

ITEM     2.       Description of Exhibits . . . . . . . . . . . . .     S- 1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S - 2


-
                                  FORM 10 - SB

                                     PART I

ITEM     1.       Description of Business

     The Company was organized on October 30, 1997 under the laws of the State of Nevada as Beach Brew Beverage Company, Inc. for the purposes of acquiring the assets of a California Partnership, (Beach Brew Beverage) the Partnership, to manufacture, develop and market tea, cocktail mixes and fruit drinks. After two years of intensive research and development a number of proprietary concentrated liquid tea and fruit flavored products were developed by the Company, all of which are the sole property of Beach Brew Beverage Company, Inc. Further research indicated the constant development of new products and marketing would prove to be expensive for the Company. Although the proprietary products of the Company shall remain and may be revived as an operable business as a subsidiary at a later date. The current direction of the Company changed dramatically.

     The Company changed its name to Hussongs America, Inc. on March 25, 1999, with the intention of obtaining the rights to distribute a commercially made beer under the Companys name. In addition the Company was to have the right to market a sports line of clothing bearing the Hussongs name and logo in the western United States. The agreements necessary to go forward with Hussongs America, Inc. did not come to fruition due to circumstances beyond the Companys control. In July of 1999 the name was changed back to Beach Brew Beverage Company, Inc.

     The Company then changed its name to Golf Centers Inc. on December 22, 1999 with the intent of acquiring a California limited partnership. ( Granada Hills Associates ), the partnership in January 2000 for the proposes of constructing and operation a high quality sports practice center known as THE SPORTS CENTER
OF L. A.. The sports center was intended to be unique in that its entire approach was to meet an absolutely unsatisfied need for a quality facility for today golfer to learn and practice the game of golf. In the first quarter of 2000 the City of Los Angeles informed the partnership that due to forward looking financial constraints of the City of Los Angeles, the proposed property lease to the partnership was doubtful. Subsequently, the partnership filed legal proceedings in order to force the issuance of the lease by the City of Los Angeles. During this period of legal disputes, the Company continued with development of new tea and tea related products. In the third quarter of 2000 the Companys decision to move forward with Golf Centers Inc. was abandoned due to time delays and legal difficulties of the partnership. On July 27, 2000 the Company changed its name back to the original name of Beach Brew Beverage
Company Inc., with the intention of moving forward with the brewing and marketing of tea and related products.

Facilities and services

     The Companys principal place of business and corporate office are located at the current business office of its President at 1402 Walnut Creek Rd., Encinitas, California 92024. The facilities consist of approximately 2500 square feet. The Company believes that its current facilities are adequate for the immediate future.

Item 2.  Management Discussion and Analysis or Plan of Operation

     Beach Brew Beverage was formed as a California limited partnership in March of 1996 for the purpose of creating a product to fill an identified niche in the $10 billion consumer tea and fruit beverage markets. After two years of intensive research and development of a number of proprietary concentrated liquid tea and fruit flavored products were developed by the Company, all of which are the sole property of Beach Brew Beverage Company, Inc. There is no other company who presently produces and sells a competitive line of liquid concentrate or similar products. A proprietary variety of packaging was created which, when combined with the liquid tea and fruit concentrates, has proven to be exceptionally popular with consumers and retail food chains alike.

     The Companys products have been successfully test marketed to many different consumer focus groups, retail food chains, hotels and restaurants and the airline industry. In July of 1996, the Company received its first commercial orders and since that initial order, the product line has been successfully sold in over 500 retail food chain outlets such as Albertsons, Smiths, Hughes and Smart & Final. Smart & Final, one of the smallest retail chains with only 160 outlets, alone would represent approximately $500,000 of gross revenues to the Company per year. Albertsons, Smiths and Hughes have a combined total of over 900 retail outlets. The Company has recently developed a bulk tea item which will be sold in bulk and dispensed from a machine or tap at point of sale for retail use only.

     The Company uses large outside vendors to produce its products. The decision to use outside vendors has allowed the Company to significantly reduce manpower, space and capital equipment requirements associated with the manufacturing process while enabling the Company to order product in enormous quantities when necessary.

     The Company has employed the services of two Los Angeles based companies to produce its proprietary tea and other concentrated liquid products. The flexible foil packaging is manufactured by a San Francisco based company which has guaranteed production runs of up to 1 million packets with only a two week advanced notice. The filling is performed in Ontario, CA., by a vendor who can fill up to 70,000 packets per day. The boxing and shipping function is done by Company personnel at the Encinitas California warehouse.

Executive Officers and Directors

         The Executive officers and directors of the Company are as follows:

         Name                       Age       Position
         Frank E. Igo, Jr.           46       President, Chief Executive
                                              Officer and Director
         Karen Igo                   46       Treasurer, and Director
         Gary DeGano                 60       Secretary and  Director

All directors hold office until the first annual meeting of stockholders or until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company is reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under Nevada law, exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer serves at the discretion of the Board of Directors.

     The Directors will initially devote their time to the Companys affairs on an as needed basis, the amount of which is undetermined at this time. Such time could amount to as little as one percent of the time they devote to their own business. With sales, they could possibly devote their full time to the Companys business. Presently, there are no other persons whose activities are material to the Companys operations other than the Companys corporate counsel.

     The business experience of each of the persons listed above during the past five years is as follows:

     Frank E. Igo Jr., been chairman/CEO of Beach Brew since founding the Company in 1995 to the present. He has been responsible for directing all operations of Beach Brew subsequent to inception. As President of Diethrich Group for 15 years, he developed over $300,000,000 of Hotel/Resort projects such as the Hyatt Regency-Sacramento, the Radisson-Palm Springs, the Pleasanton Hilton, the Radisson Plaza Irvine and the Dana Point Resort. He also brings over 15 years of experience representing companies such as Jason Foods, Hyatt, the Radisson and Sheraton Hotels. Mr. Igo received his B.A. in Hotel and Restaurant Management from the University of Massachusetts and his M.B.A. from Northeaster/Harvard University.

     Karen Igo received her Bachelor Degree from the University of Maryland in 1977 and her Master of Audiology in 1979. Since that time she has held positions with City of Baltimore, Sharper Image, the Cardiff Unified School District and is presently the President of Spencer Telecommunications of San Diego.

     Gary DeGano co-founded a full service mortgage banking firm that provided sources of real estate loan funding to builders, mortgage brokerages and the general real estate sales community. The mortgage banking firm became public in 1989. Mr. DeGano is currently President of Triad Industries, Inc. a publicly traded Company ( parent Company of R.B. Capital and Equities, Inc.) and is experienced in negotiating merger and acquisition agreements.

Note:   Frank and Karen Igo are husband and wife.

Compensation

     If the Offering is successfully completed and the Company is able to generate sufficient revenues through the operation of its business, it is intended that salaries will be paid to existing officers. Marketing will be the responsibility of Frank E. Igo, Jr., the Companys President.

     Management intends to hire outside employees as needed and increase the time they devote to the Company should such a need arise. In such cases, compensation to management will be consistent with prevailing wages for the services rendered. It is not anticipated that the Company will have to increase payroll expenditures until such time as monthly sales exceed $50,000.

Conflicts of Interest

     The Company will initially rent office space from its President. This facility will serve as the Companys principal place of business. Rent will be paid by the Company only if this Offering is successful to the extent that the Company can commence commercial operations and marketing of its product. All rents will be based on values relative to the existing market for similar facilities.

     The Companys officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by the way of an express statement of interest contained in the Companys minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Companys officers and directors may avail themselves of such and opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

Marketing

     The Companys initial thrust will continue to be the multi-billion retail food chain segment of the market. A national network of retail food chain brokers has been established and the Company/brokers are now poised to begin soliciting additional retail food chains such as Food Lion, Kroger, Ralphs, Lucky, to name only a few. The Company/brokers are also approaching the mass merchants like Walmart, Kmart, Target, and smaller specialty chains such as Cost Plus and Trader Joes and convenience outlet stores such as Seven Eleven and Circle K.

     Beach Brews established network of retail food chain and mass merchant brokers, represent retail products currently being sold in over 23,000 separate locations nationwide. In addition, the company has contacted retail food outlets to purchase the companys products in bulk and dispense the products at point of sale.

     The uniqueness of packaging and diversity of the product line which includes concentrated teas, fruit drinks and cocktail mixes will place the products throughout the entire store and not just on one shelf, providing the Beach Brew name with maximum storewide exposure. For example, the teas and fruit concentrates will be located on shelves in their respective isles as well as at the check out counter through the use of clip strip packages. The cocktail mixes will occupy shelf space in the liquor department.

     Together with its brokers, the Company plans to broaden exposure to both the retail market and food and beverage market through participation in trade shows. Beach Brew will be represented at the Food Marketing Institute in
Chicago, the Fancy Food Retail Show in San Francisco, as well as hotel/restaurant shows in Los Angeles, Chicago and New York.

Competition

     Presently, there are several companies marketing products similar to Beach Brew Beverages Company, Inc. though their products are either powder or bottled in the final form. Most of these companies are larger than the Company with longer histories of operation and greater financial and personnel resources. Also, most of these competitors have established some market share in the market in which the Company is competing. The ability of the Company to penetrate these markets will depend on many factors including, but not limited to, its ability to obtain sufficient capital to enhance and broaden the marketing of its products, to develop new and improved products, to obtain and retain necessary management and advisory personnel, the establishment of a comprehensive marketing plan.

Research and Development

     The Company has not allocated funds for conducting research and development activities to develop new products or technology. Currently, management does not anticipate that funds will be allocated for primary research in the immediate future. Development activities routinely conducted by the Company will consist of improvements to existing products and developing new or alternative products.

     The Company has 3 part time employees. Management intends to hire additional employees only as needed and increase the time they devote to the Company should such need arise. In such cases, compensation to management will be consistent with prevailing wages for services rendered. It is not anticipated that the Company will have to increase payroll expenditures until such time as monthly sales exceed $50,000 a month. The Company does not anticipate in the immediate future to offer any employee a bonus, profit sharing or deferred compensation plan nor are there any employment contracts with any director or employee. Management intends to hire additional qualified personnel as business conditions warrant. In addition to its full-time employees, the Company may use the services of certain outside consultants and advisors as needed on a contract basis.

Office Facilities

     The Companys principal place of business and corporate office are located at the current business office of its President at 1402 Walnut Creek Rd., Encinitas, California 92024. The facilities consist of approximately 2,500 square feet. The Company believes that its current facilities are adequate for the immediate future.

Legal

     The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

Net Operating Loss

     The Company has accumulated approximately $135,351 of net operating loss carry forwards as of September 30, 2000, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carry forwards. The carry forwards expire in the year 2020. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carry forwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1999 or the nine months ended September 30, 2000.

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share and Statement of Financial Accounting Standards No. 129 Disclosures of Information About an Entitys Capital Structure. SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 provides for the calculation of Basic and Dilutive earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entitys capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation did not have a material effect on the financial statements.

     The Financial Accounting Standards Board has also issued SFAS No. 131, No. 130, Reporting Comprehensive Income and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributors to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 establishes standards on the way that public companies report financial information abut operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customer. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any the standard may have on future financial statement disclosures. Results of operations and financial position were not affected by the implementation of the standard.

Inflation

     In the opinion of management, inflation will not have a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

     This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Companys periodic report filings with the Securities and Exchange Commission.

Going Concern

     The Compays financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses; however,there can be no assurance that the plans of management will prove successful.

Quarterly Trends

     The Company expects revenues to grow moderately through the fourth quarter of 1999 and all of 2001

Liquidity and Capital Resources

     The Company has inventory and $20,000 in liquid assets that will allow shipment of product in the fourth quarter. (It should be noted that the inventory was written off as an accounting adjustment in 1999 due to the fact the Company shifted its core business to Hussongs Beer products; however, the Company has not entered this agreement and is now back in the tea business. The inventory will be restated when the Company shows material tea sales.)


Results of Operations

     A summary of our balance sheets for the year ended December 31, 1999 (audited) and for the interim period of September 30, 2000 (unaudited) are as follows:

                                                    Years Ended     Nine Months
                                                    December 30,   September 30,
                                                       1999              2000
                                                      (audited)      (unaudited)


Cash/Cash Equivalent                                    $ 3,026         $      -
Total Current Assets                                      3,026                -
Total Assets                                             31,703           43,380

Current Liabilities                                       7,472           12,903
Total Liabilities                                         7,472           12,903

Shareholders Equity                                      24,231           30,477

Total Shareholders Equity
   & Liabilities                                         $31,703         $43,380









     The following summarizes the result of the Companys operation for the years ended December 31, 1998 and 1999 (audited) and the interim period September 30, 2000 (unaudited).


                                    Nine Months           Years Ended
                                       Ended            December 30,

Revenues                       $                -    $         -

Expenses
   Amortization &
     Depreciation                           7,547         11,062
   General Administrative                  14,498         37,385
Total Expenses                             22,045         48,447
Net Loss                                  (22,045)       (48,447)

Other Income (Expense)
   Gain on Disposition
      of asset                                  -         10,785
   Interest Expense                             -           (185)
   Sale of Securities                       2,191              -

Net Loss                                  (19,854)       (37,847)

Other Comprehensive Income
(Loss)
   (Loss) Gain on valuation of
      available for sale securities        26,100        (35,000)
    Net Comprehensive
      Income (Loss)                         6,246        (72,847)

Basic Loss Per Share                                        0.00
Weighted Average Shares
   Outstanding                                          7,013,699





                                                         From Inception
                                        Years Ended      October 30
                                        December 30,     1997 through
                                           1998          September 30, 2000




Revenues                              $         -     $        -

Expenses
   Amortization &
     Depreciation                          19,140         29,181
   General Administrative                   4,968        118,159
Total Expenses                             24,108        147,340

Net Loss                                  (24,108)      (147,340)

Other Income (Expense)
   Gain on Disposition
      of asset                                  -         10,785
   Interest Expense                          (741)          (987)
   Sale of Securities                           -          2,191

Net Loss                                  (24,849)      (135,351)

Other Comprehensive Income
(Loss)
   (Loss) Gain on valuation of
      available for sale securities             -         (8,900)
    Net Comprehensive
      Income (Loss)                       (24,849)       144,251

Basic Loss Per Share                       (0.01)

Weighted Average Shares
   Outstanding                          5,000,000








ITEM     3.       Description of Property

     The information required by this Item 3, Description of Property, is set forth in Item 1, Description of Business, of this Form 10-SB/A.

ITEM     4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Companys knowledge, as of March 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.


 Name and Address                   Amount and Nature of         Percent of
 of Beneficial Owner                Beneficial Ownership         of Class (1)

Frank E. and Karen J. Igo              2,500,000                      33   %
1401 Walnut Creek Dr.
Encinitas, CA 92024

Gary G. DeGano **                        321,250                       4.2 %
816 Nantasket Court
San Diego, CA 92109

     **Gary G. DeGano is a general partner in G & K Enterprises which beneficially owns 161,500 shares of the outstanding common stock which is included in the above total.

ITEM     5.       Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

         The executive officers and directors of the Company are as follows:

    Name                         Age                 Position
Frank E. Igo, Jr                  46       President, Chief Executive Officer,
                                           and Director
Karen Igo                         45       Treasurer / Director
   Gary DeGano                    60       Corporate Secretary / Director

     All directors hold office until the first annual meeting of stockholders or until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company is reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under Nevada law, exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer serves at the discretion of the Board of Directors.

     The Directors will initially devote their time to the Companys affairs on an as needed basis, the amount of which is undetermined at this time. Such time could amount to as little as one percent of the time they devote to their own business. With sales, they could possibly devote their full time to the Companys business. Presently, there are no other persons whose activities are material to the Companys operations other than the Companys corporate counsel.

     The business experience of each of the persons listed above during the past five years is as follows:

     Frank E. Igo, Jr., has been chairman/CEO of Beach Brew since founding the Company in 1995 to the present. He has been responsible for directing all operations of Beach Brew subsequent to inception. As Vice President of Diethrich Group for 15 years, he developed over $300,000,000 of Hotel/Resort projects such as the Hyatt Regency-Sacramento, the Radisson-Palm Springs, The Pleasanton Hilton, the Radisson Plaza Irvine and the Dana Point Resort. He also brings over 15 years of experience representing companies such as Jason Foods, Hyatt, The Radisson and Sheraton Hotels. Mr. Igo received his B.A. in Hotel and Restaurant Management from the University of Massachusetts and his M.B.A. from Northeaster/Harvard University.

     Karen Igo received her Bachelor Degree from the University of Maryland in 1977 and her Master of Audiology in 1979. Since that time she has held positions with City of Baltimore, Sharper Image, the Cardiff Unified School District and is presently the President of Spencer Telecommunications of San Diego.

     Gary DeGano co-founded a full service mortgage banking firm that provided sources of real estate loan funding to builders, mortgage brokerages and the general real estate sales community. The mortgage banking firm became public in 1989. Mr. DeGano is currently President of Triad Industries, Inc. a publicly traded Company, ( parent Company of R.B. Capital and Equities, Inc. ) and is experienced in negotiating merger and acquisition agreements.

Note:   Frank and Karen Igo are husband and wife.

ITEM     6.       Executive Compensation

     If the Offering is successfully completed and the Company is able to generate sufficient revenues through the operation of its business, it is intended that salaries will be paid to existing officers. Marketing will be the responsibility of Frank E. Igo, Jr., the Companys President.

     Management intends to hire outside employees as needed and increase the time they devote to the Company should such a need arise. In such cases, compensation to management will be consistent with prevailing wages for the services rendered. It is not anticipated that the Company will have to increase payroll expenditures until such time as monthly sales exceed $50,000.

ITEM     7.       Certain Relationships and Related Transactions

     The Companys officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Companys minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Companys officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

ITEM     8.       Description of Securities

Common Stock

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 5,000,000 shares were issued and outstanding as of December 31, 1998 and 7,650.000 as of December 31, 1999 respectively. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.


                                     PART II

     ITEM 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

     Prior to the filing of this registration statement, no shares of the Companys Common Stock have been registered with the Securities and Exchange Commission (the Commission) or any state securities agency of authority. The Companys Common Stock is eligible to be traded in the over-the-counter market upon the filing of this Form 10SB and the clearings and comments thereto by the Commission.

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuers securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Companys shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act), commonly referred to as the penny stock rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the d that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exception. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by the Commission. If the Companys shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Companys Common Stock and may affect the ability of shareholders to sell their shares.

     As of December 31, 1999 and September 30, 2000 there were 49 and 50 holders respectfully of record of the Companys Common Stock. Because the Company does not presently trade, no trading history is presented herein.

     As of December 31, 1997 and March 31, 1998, the Company had issued and outstanding 5,000,000 shares respectfully. Of this total, 5,000,000 shares were issued in private transactions in the third and fourth quarter of 1997, of these 2,793,750 shares are deemed restricted securities as defined by the Act and certificates representing such shares bear an appropriate restrictive legend. The remaining 2,206,250 shares issued in December 1997 do not bear a restrictive legend. An additional 2,500,000 shares were issued, pursuant to Rule 504 in March of 1999. These 2,500,000 shares do not bear a restrictive legend. An additional 150,000 shares were issued, pursuant to Rule 504 in March of 1999,
these  shares are  deemed   restricted  securities   as defined by the act and
certificates representing such shares bear an appropriate restrictive legend.

     Of the Companys total shares outstanding, 4,706,250 shares may be sold, transferred or otherwise traded in the public market, should one develop, unless held by an affiliate or controlling shareholder of the Company. Of these 4,706,250 shares, the Company has identified no shares as being held by affiliates of the Company.

     The 2,943,750 shares considered restricted securities are held presently by affiliates and/or controlling shareholders of the Company. These shares may be sold pursuant to Rule 144 in the future, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an affiliate of the Company (as the term affiliate is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Companys Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an affiliate of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for a least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

     Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain any future earnings to finance its operations.

ITEM     2.       Legal Proceedings

     There are presently no material pending legal proceedings to which the Company or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM     3.       Changes in and Disagreements with Accountants

         There have been no changes in or disagreements with accountants.

ITEM     4.       Recent Sales of Unregistered Securities

     On March 12, 1999, the Company completed an offering of its common stock pursuant to the provisions of Regulation D, Rule 504. The Company sold 2,500,000 shares of its common stock to 30 people for $50,000. In April of 1999 the Company sold 25,000 shares of its authorized but unissued common stock for $5,000 and in June of 1999 the Company sold 125,000 shares of its authorized byt unissued common stock for $25,000 pursuant to 4(2), 4(6) of the Securities Act. The later offering was for restricted stock. The 504 offering was exempt from regulation. This offering was not registered under the Act, or registered or qualified under the securities laws of any state. All purchasers of the shares reside outside the United States. The offering of the shares was made in reliance upon the limited offering exemption from registration with the Securities and Exchange Commission as set forth in Rule 504 of Regulation D.

     Each purchaser was required to complete and sign a written subscription Agreement representing that they had read the Disclosure Statement and that the offering was subject to various risks. Pursuant to Rule 504(b)(1) of Regulation D, the provisions of Rule 502(c) and (d) shall not apply to offers and sales made under Rule 504. Generally, Rule 502(d) provides that: exempt as provided in Rule 504(b)(1), securities acquired in a transaction under Regulation D shall have the status of securities acquired in a transaction under Section 4(2) of the Act and cannot be resold without registration under the Act or an exemption therefrom . . . .

     Because the Companys intent and good faith belief was that the offering qualified under Rule 504(b)(1) of Regulation D, purchasers of the Companys Common Stock may be permitted to resell their shares without registration under the Act pursuant to Rule 502(d). As such, certificates representing these shares do not bear any restrictive legends.

ITEM     5.       Indemnification of Directors and Officers

     As permitted by the provisions of the Nevada Revised Statutes (the NRS), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

     The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company against expenses actually and reasonably incurred by them in connection with the defense.

     The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

     The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

     The Company has designated Interwest Transfer Company, 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117, as its transfer agent.


                                   PART F / S

     The Companys financial statements for the fiscal year ended December 31, 1998, December 31, 1999 and September 30, 2000, have been examined to the extent indicated in their reports by HJ Associates, LLC., independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.


                        BEACH BREW BEVERAGE COMPANY, INC.
                          (formerly Golf Centers, Inc)
                          (A Development Stage Company)
                              FINANCIAL STATEMENTS
                    September 30, 2000 and December 31, 1999





                        BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc.)
                          (A Development Stage Company)
                                 Balance Sheets


                                     ASSETS

                                   September 30,      December 31,
                                       2000               1999
                                    (Unaudited)

CURRENT ASSETS

              Cash $                            -       $ 3,026

                   Total Current Assets         -         3,026

PROPERTY AND EQUIPMENT (Notes 1 and 3)     21,130        28,677

OTHER ASSETS

Marketable securities (Note 1)             22,250             -

                   Total Other Assets      22,250            -

                   TOTAL ASSETS           $43,380       $31,703




                        BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc)
                          (A Development Stage Company)
                           Balance Sheets (Continued)


                      LIABILITIES AND STOCKHOLDERS EQUITY

                                                     September 30,  December 31,
                                                        2000            1999
                                                      (Unaudited)

CURRENT LIABILITIES

    Cash overdraft $                                       2,467   $        -
  Accounts payable                                         6,736        7,472
     Notes payable                                         3,700            -

                   Total Current Liabilities               12,903        7,472

                   Total Liabilities                       12,903        7,472

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS EQUITY

   Preferred stock: 5,000,000 shares authorized at $0.01
 par value; no shares issued and outstanding                 -            -
   Common stock: 50,000,000 shares authorized at $0.001
 par value; 7,650,000 shares issued and outstanding         7,650        7,650
Additional paid-in capital                                167,078      167,078
Other comprehensive loss                                   (8,900)     (35,000)
Deficit accumulated during the development stage         (135,351     (115,497)

                   Total Stockholders Equity              30,477       24,231

           TOTAL LIABILITIES AND STOCKHOLDERS EQUITY   $  43,380    $  31,703



                        BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc)
                          (A Development Stage Company)
                            Statements of Operations
                                   (Unaudited)
                                                For the            For the
                                        Three Months Ended     Nine Months Ended
                                          2000         1999           2000

REVENUES                            $         -     $       -      $       -

EXPENSES

Amortization and depreciation             2,516          4,785          7,547
General and administrative                7,816         22,827         14,498

  Total Expenses                         10,332         27,612         22,045

  Net Income (Loss) from Operations     (10,332)       (27,612)       (22,045)

OTHER INCOME (EXPENSES)

Gain on disposition of asset                  -              -              -
Interest expense                              -              -              -
Gain on sale of securities                    -              -          2,191
  Total Other Income (Expenses)               -              -          2,191

NET LOSS                                (10,332)       (27,612)       (19,854)

OTHER COMPREHENSIVE INCOME
 (LOSS)

 Gain (loss) on valuation of available
 for sale securities                          -              -         26,100
 Total Other Comprehensive                    -              -         26,100
  Income (Loss)

Net Comprehensive Income (Loss)$         (10,332)   $  (27,612)       $ 6,246
BASIC LOSS PER SHARE                 $     (0.00)   $    (0.00)   $     (0.00)

WEIGHTED AVERAGE NUMBER
 OF SHARES                              7,650,000      7,509,616      7,650,000


                                                              From
                                                          Inception on
                                             For the       October 30
                                      Nine months ended   1997 through
                                          September 30     September 30
                                              1999            2000


REVENUES                                 $         -     $        -

EXPENSES

Amortization and depreciation                  9,570         29,181
   General and administrative                 23,347        118,159

    Total Expenses                            32,917        147,340

    Net Income (Loss) from Operations        (32,917)      (147,340)

OTHER INCOME (EXPENSES)

Gain on disposition of asset                       -         10,785
Interest expense                                (185)          (987)
Gain on sale of securities                         -          2,191

    Total Other Income (Expenses)               (185)        11,989

NET LOSS                                     (33,102)      (135,351)

OTHER COMPREHENSIVE INCOME
 (LOSS)

 Gain (loss) on valuation of available
 for sale securities                         (20,950)        (8,900)

 Total Other Comprehensive                   (20,950)        (8,900)
          Income (Loss)

Net Comprehensive Income (Loss)          $   (54,052)   $  (144,251)

BASIC LOSS PER SHARE                                    $     (0.00)

WEIGHTED AVERAGE NUMBER
 OF SHARES                                 5,997,929



                        BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc)
                          (A Development Stage Company)
                       Statements of Stockholders Equity
                                                                  Additional
                                           Common Stock             Paid in
                                     Shares          Amount          Capital


Balance, October 30, 1997                 -        $       -         $    -

October 31, 1997, common
 stock issued to founders at
 approximately $0.02 per share
 for assets and services            5,000,000            5,000         83,166

Contributed capital                      -                 -              315

Net loss for the year ended
 December 31, 1997                       -                _-            _-

Balance, December 31, 1997          5,000,000            5,000         83,481

Contributed capital                      -                 -            3,780

Net loss for the year ended
 December 31, 1998                       -                 -             -

Balance, December 31, 1998          5,000,000             5,000         87,261

March 12, 1999, common
 stock issued at $0.02 per
 share for cash                     2,500,000             2,500         47,500

April 30, 1999, common
 stock issued at $0.20 per
 share for cash                       25,000                 25          4,975

June 30, 1999, common
 stock issued at $0.20 per
 share for cash                      125,000                125         24,875

Contributed capital                      -                   -           2,467

Loss on valuation of available
 for sale securities                     -                   -              -

Net loss for the year ended
 December 31, 1999                       -                    -             -

Balance, December 31, 1999          7,650,000           $   7,650   $  167,078






                                                        Deficit
                                                        Accumulated
                                      Other             During the
                                  Comprehensive         development
                                  incomes (loss)         stage


Balance, October 30, 1997         $          -        $        -

October 31, 1997, common
 stock issued to founders at
 approximately $0.02 per share
 for assets and services                      -                -

Contributed capital                           -                -

Net loss for the year ended
 December 31, 1997                            -             (52,801)

Balance, December 31, 1997                    -             (52,801)

Contributed capital                           -                 -

Net loss for the year ended
 December 31, 1998                            -             (24,849)

Balance, December 31, 1998                    -             (77,650)

March 12, 1999, common
 stock issued at $0.02 per
 share for cash                               -                 -

April 30, 1999, common
 stock issued at $0.20 per
 share for cash                               -                 -

June 30, 1999, common
 stock issued at $0.20 per
 share for cash                               -                 -

Contributed capital                           -                 -

Loss on valuation of available
 for sale securities                     (35,000)               -

Net loss for the year ended
 December 31, 1999                            -              (37,847)

Balance, December 31, 1999           $   (35,000)        $  (115,497)





                       BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc)
                         (A Development Stage Company)
                 Statements of Stockholders Equity (Continued)

                                                                     Additional
                                          Common stock               Paid in
                                      shares          amount         capital


Balance, December 31, 1999           7,650,000       $  7,650        $  167,078

Gain on valuation of
 available for sale securities
 (unaudited)                            -                 -                -

Net loss for the nine months
 ended September 30, 2000
 (unaudited)                            -                 -                -

Balance, September 30, 2000
 (unaudited)                          7,650,000      $  7,650           167,078



                        BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc)
                          (A Development Stage Company)
                  Statements of Stockholders Equity (Continued)



                                                                Deficit
                                                                Accumulated
                                               Other            During the
                                           Comprehensive        Development
                                           Income (Loss)        Stage

Balance, December 31, 1999              $    (35,000)           $  (115,497)

Gain on caluation of
available for sale securities
(unaiduted)                                   26,100                    -

Net loss for the nine months
ended September 30, 2000
(unaudited)                                     -                   (19,854)

Balance, September 30, 2000
(unaidited)                              $    (8,900)            $ (135,351)







                       BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc)
                         (A Development Stage Company)
                            Statements of Cash Flows
                                  (Unaudited)


CASH FLOWS FROM OPERATING
 ACTIVITIES

Income (loss) from operations    $   (10,332)    $   (19,854 )       $ (19,854)


Adjustments to reconcile net loss to
net cash used by operating
activities:
Amortization and depreciation
expense                                2,516           4,785             7,547
Gain on disposal of asset                -               -                 -

Changes in operating assets and
liabilities:
Increase (decrease) in accounts
payable and cash overdraft           2,467               -                1,731

 Net Cash (Used) by Operating
 Activities                          (5,349)           (22,827)         (10,576)

CASH FLOWS FROM INVESTING
 ACTIVITIES

Disposal of fixed assets                -                 -                 -
Purchase of fixed assets                -                 -                 -
Purchase of marketable securities       -                 -                 -
Disposal of marketable securities       -                 -                3,850
Net Cash Provided (Used) by
Investing Activities                    -                 -                3,850

CASH FLOWS FROM FINANCING
 ACTIVITIES

Proceeds from notes payable           3,700                -               3,700
Contributed capital                     -                  -                 -
Payments on capital leases              -                  -                 -

 Net Cash Provided by Financing
  Activities                  $      3,700           $     -              3,700

                        BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc)
                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (Unaudited)

                                                                From
                                                                Inception on
                                          For the               October 30,
                                      Nine months ended         1997 through
                                          September 30          September 30
                                             1999                   2000
CASH FLOWS FROM OPERATING
 ACTIVITIES

Income (loss) from operations              (33,102)       $     (135,351)
   Adjustments to reconcile net loss to
   et cash used by operating
    activities:
   Amortization and depreciation
   expense                                   9,570                29,181
   Gain on disposal of asset                   -                 (10,785)
   Changes in operating assets and
   liabilities:
   Increase (decrease) in accounts
   payable and cash overdraft              (13,717)                9,203

   Net Cash (Used) by Operating
   Activities                              (37,249)             (107,752)

CASH FLOWS FROM INVESTING
 ACTIVITIES

Disposal of fixed assets                        -                 10,164
Purchase of fixed assets                        -                (45,457)
Purchase of marketable securities           (35,000)             (35,000)
Disposal of marketable securities               -                  3,850

Net Cash Provided (Used) by
Investing Activities                        (35,000)             (66,443)

CASH FLOWS FROM FINANCING
 ACTIVITIES

Proceeds from notes payable                     -                  3,700
Contributed capital                           2,467                6,562
Common stock issued for cash                 80,000              168,166
Payments on capital leases                     (760)              (4,233)

 Net Cash Provided by Financing
          Activities                $        81,707          $   174,195






                        BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc)
                          (A Development Stage Company)
                      Statements of Cash Flows (Continued)
                                   (Unaudited)

                                       For the                   For the
                                Three monthe ended           Nine months ended
                                  September 30                  September 30
                                2000              1999             2000

INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS       $    (1,649)       $  (22,827)      $  (3,026)

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD           1,649            32,285           3,026

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD           $        -        $     9,458            -

Cash Paid For:

Interest                    $        -        $       -         $    -

Income taxes                $        -        $       -         $    -




                                                              From
                                                          Inception on
                                   For the                 Ocotber 30
                                Nine months ended         1997 through
                                  September 30            September 30
                                        1999                  2000


INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS          $        9,458           $        -

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD              -                           -

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD              $        9,458           $        -

Cash Paid For:

Interest $                     $         185            $         988

Income taxes                   $       -                $         -


                          BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Organization

     The  financial  statements  presented  are  those  of Beach  Brew  Beverage
Company, Inc. (formerly Hussongs America, Inc.) (a development stage company) (the Company). The Company was incorporated on October 30, 1997 in the State of Nevada for the purpose of acquiring the assets of a California partnership, and to manufacture, develop and market tea, cocktail mixes and fruit drinks. The Company is a start-up enterprise in tea products and has had no significant business operations. On March 25, 1999, the Company changed its name to Hussongs America, Inc. In July of 1999, the name was changed back to Beach Brew Beverage Company, Inc. On December 22, 1999 the Company changed its name to Golf Centers, Inc. On July 27, 2000 the Company changed its name back to
Beach Brew Beverage Company, Inc.

              b.  Accounting Method

     The Companys financial statements were prepared using the accrual method of accounting. The Company has elected a December 31 year end.

              c.  Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              d.   Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Production equipment ......................................              5 years
Furniture and equipment ...................................              5 years
Office improvements .......................................              5 years

              e.  Basic Loss Per Share

     The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the statements.
                                      For the                   For the
                                Three months ended         Nine months ended
                                    September 30               September 30
                                 2000           1999       2000         1999

Numerator - income (loss)    $  (10,332)   $  (27,612)   $(19,854)   $  (33,102)
Denominator - weighted
average number of
shares outstanding            7,650,000     7,509,616   7,650,000     5,997,929

Income (loss) per share     $     (0.00)   $     0.00   $   (0.00)   $    (0.00)









                        BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
              (Continued)

              f.  Income Taxes

     No provision for federal income taxes has been made at September 30, 2000 due to accumulated operating losses.

     The Company has accumulated approximately $133,000 of net operating losses as of September 30, 2000 which may be used to reduce taxable income and income taxes in future years through 2019. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards.

     In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. The potential tax benefits of the net operating loss carryforwards have been offset by a valuation allowance of the same amount.

              g.  Investments in Securities

     Marketable securities of $22,250 represents the cost of securities at purchase date and are classified and disclosed as available for sale securities under the requirements of SFAS No. 115. Under such statement, the Companys securities are required to be reflected at fair market value as follows:
                                                                    Other
                                                 Fair            Comprehensive
                                 Cost            Value              Gain (Loss)

                             $  31,150         $  22,250       $   (8,900)

              h.  Unaudited Financial Statements

     The  accompanying   unaudited  financial  statements  include  all  of  the
adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

NOTE 2 -  GOING CONCERN

     The Companys financial statements are prepared using general accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company does have have an established business plan which details a significant increase in sales of thier tea products into the food service market.



                        BEACH BREW BEVERAGE COMPANY, INC
                         (formerly Golf Centers, Inc)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 3 -  PROPERTY AND EQUIPMENT

              Property and equipment consisted of the following:
                            September 30,    December 31,
                                2000               1999
                           (Unaudited)

Furniture and equipment          $42,375   $42,375
Production equipment               5,450     5,450
Office improvements                2,486     2,486

Total                             50,311    50,311
Less accumulated depreciation    (29,181)  (21,634)

Property and Equipment - Net $    21,130   $28,677

     Depreciation expense was $7,547 and $9,570 for the nine months ended September 30, 2000 and 1999, respectively.





                               GOLF CENTERS, INC.
                  (formerly Beach Brew Beverage Company, Inc.)
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                December 31, 1999









                                 C O N T E N T S


Independent Auditors Report......................................... 3

Balance Sheet........................................................ 4

Statements of Operations............................................. 6

Statements of Stockholders Equity.................................... 7

Statements of Cash Flows............................................. 8

Notes to the Financial Statements................................... 10




                           INDEPENDENT AUDITORS REPORT


Board of Directors
 GOLF CENTERS, INC.
(formerly Beach Brew Beverage Company, Inc.)
(A Development Stage Company)
Encinitas, California

     We have audited the accompanying balance sheet of Golf Centers, Inc., (formerly Beach Brew Beverage Company, Inc.) (a development stage company)
as of December 31, 1999 and the related statements of operations, stockholders equity and cash flows for the years ended December 31, 1999 and 1998 and from inception on October 30, 1997 through December 31, 1999. These financial
statements   are  the   responsibility   of  the   Companys   management.   Our
responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golf Centers, Inc., (formerly Beach Brew Beverage Company, Inc.) (a development stage company) as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and from inception on October 30, 1997 through December 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no established source of revenues which raises substantial doubt about its ability to continue as a going concern. Managements plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
May 30, 2000

   The accompanying notes are an integral part of these financial statements.

                               GOLF CENTERS, INC.
                  (formerly Beach Brew Beverage Company, Inc.)
                          (A Development Stage Company)
                                  Balance Sheet


                                     ASSETS
                                                                    December 31,
                                                                     1999
CURRENT ASSETS                                                          3,026

     Total Current Assets                                               3,026

PROPERTY AND EQUIPMENT (Notes 1 and 3)                                 28,677

OTHER ASSETS

   Marketable securities (Note 1)                                              -

     Total Other Assets                                                        -

     TOTAL ASSETS                                                        $31,703



                               GOLF CENTERS, INC.
                  (formerly Beach Brew Beverage Company, Inc.)
                          (A Development Stage Company)
                            Balance Sheet (Continued)


                      LIABILITIES AND STOCKHOLDERS EQUITY

                                                                   December 31,
                                                                       1999
CURRENT LIABILITIES

   Accounts payable                                                   $   7,472

     Total Current Liabilities                                            7,472

     Total Liabilities                                                    7,472

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS EQUITY

   Preferred stock, 5,000,000 shares authorized at $0.01
    par value; no shares issued and outstanding                               -
   Common stock, 50,000,000 shares authorized at $0.001
    par value; 7,650,000 shares issued and outstanding                    7,650
   Additional paid-in capital                                           167,078
   Other comprehensive loss                                             (35,000)
   Deficit accumulated during the development stage                    (115,497)

     Total Stockholders Equity                                          24,231

     TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                       $  31,703




                               GOLF CENTERS, INC.
                  (formerly Beach Brew Beverage Company, Inc.)
                          (A Development Stage Company)
                            Statements of Operations

                                                                          From
                                                                    Inception on
                                              For the               October 30,
                                           Years Ended             1997 Through
                                           December 31,             December 31,
                                        1999        1998               1999

REVENUES                            $           -  $           -   $          -

EXPENSES

   Amortization and depreciation           11,062         19,140         21,634
   General and administrative              37,385          4,968        103,661

     Total Expenses                        48,447         24,108        125,295

   Net Loss From Operations               (48,447)       (24,108)      (125,295)

OTHER INCOME (EXPENSES)

   Gain on disposition of asset            10,785              -         10,785
   Interest expense                          (185)          (741)          (987)

     Total Other Income (Expenses)         10,600           (741)         9,798

NET LOSS                                  (37,847)       (24,849)      (115,497)

OTHER COMPREHENSIVE LOSS

   Loss on valuation of available
    for sale securities                   (35,000)             -        (35,000)

     Total Other Comprehensive Loss       (35,000)             -        (35,000)

   Net Comprehensive Loss           $     (72,847) $     (24,849) $    (150,497)

BASIC LOSS PER SHARE                $       (0.01) $      (0.01)

WEIGHTED AVERAGE NUMBER
 OF SHARES                              7,013,699      5,000,000






                               GOLF CENTERS, INC.
                  (formerly Beach Brew Beverage Company, Inc.)
                          (A Development Stage Company)
                        Statements of Stockholders Equity




   The accompanying notes are an integral part of these financial statements.

                                                           Additional
                                         Common Stock          Paid-in
                                      Shares    Amount         Capital
Balance, October 30, 1997                -   $       -    $      -$

October 31, 1997, common
 stock issued to founders at
 approximately $0.02 per share
 for assets and services         5,000,000       5,000      83,166

Contributed capital                      -           -         315

Net loss for the year ended
 December 31, 1997                       -           -           -

Balance, December 31, 1997       5,000,000       5,000      83,481

Contributed capital                      -           -       3,780

Net loss for the year ended
 December 31, 1998                       -           -           -

Balance, December 31, 1998       5,000,000       5,000      87,261

March 12, 1999, common
 stock issued at $0.02 per
 share for cash                  2,500,000       2,500      47,500

April 30, 1999, common
 stock issued at $0.20 per
 share for cash                     25,000          25       4,975

June 30, 1999, common
 stock issued at $0.20 per
 share for cash                    125,000         125      24,875

Contributed capital                      -           -       2,467

Loss of valuation of available
 for sale securities                     -           -           -

Net loss for the year ended
 December 31, 1999                       -           -           -

Balance, December 31, 1999       7,650,000   $   7,650   $ 167,078








                                                                Deficit
                                                              Accumulated
                                             Other             During the
                                          Comprehensive       Development
                                             Loss                 Stage

Balance, October 30, 1997                 $     -               $       -

October 31, 1997, common
 stock issued to founders at
 approximately $0.02 per share
 for assets and services                       -                        -

Contributed capital                            -                        -

Net loss for the year ended
 December 31, 1997                              -                       (52,801)

Balance, December 31, 1997                      -                       (52,801)

Contributed capital                             -                       -

Net loss for the year ended
 December 31, 1998                              -                       (24,849)

Balance, December 31, 1998                      -                       (77,650)

March 12, 1999, common
 stock issued at $0.02 per
 share for cash                                 -                       -

April 30, 1999, common
 stock issued at $0.20 per
 share for cash                                 -                       -

June 30, 1999, common
 stock issued at $0.20 per
 share for cash                                 -                       -

Contributed capital                             -                       -

Loss of valuation of available
 for sale securities                            (35,000)                -

Net loss for the year ended
 December 31, 1999                              -                       (37,847)

Balance, December 31, 1999             $        (35,000)         $    (115,497)








                               GOLF CENTERS, INC.
                  (formerly Beach Brew Beverage Company, Inc.)
                          (A Development Stage Company)
                            Statements of Cash Flows



                                                                 For the
                                                               Years Ended
                                                             December 31,
                                                     1999         1998
 CASH FLOWS FROM OPERATING
 ACTIVITIES

   Loss from operations                        $    (37,847) $   (24,849)
   Adjustments to reconcile net loss to
  net cash used by operating activities:
   Amortization and depreciation expense             11,062       19,140
   Gain on disposal of asset                        (10,785)           -
   Changes in operating assets and liabilities:
   (Increase) decrease in accounts
    receivable                                            -          879
   Increase (decrease) in accounts payable           (5,930)       2,382

       Net Cash (Used) by Operating
        Activities                                  (43,500)      (2,448)

CASH FLOWS FROM INVESTING
 ACTIVITIES

   Disposal of fixed assets                               -            -
   Purchase of fixed assets                               -            -
   Purchase of marketable securities                (35,000)           -

       Net Cash (Used) by Investing
        Activities                                  (35,000)           -

CASH FLOWS FROM FINANCING
 ACTIVITIES

   Contributed capital                                2,467        3,780
   Common stock issued for cash                      80,000            -
   Payments on capital leases                          (941)      (3,039)

       Net Cash Provided by Financing
        Activities                                $  81,526    $     741






                                                       From
                                                   Inception on
                                                    October 30,
                                                   1997 Through
                                                    December 31,
                                                        1999

CASH FLOWS FROM OPERATING
 ACTIVITIES

   Loss from operations                         $    (115,497)
   Adjustments to reconcile net loss to
  net cash used by operating activities:
   Amortization and depreciation expense               21,634
   Gain on disposal of asset                          (10,785)
   Changes in operating assets and liabilities:
   (Increase) decrease in accounts
    receivable                                           -
   Increase (decrease) in accounts payable              7,472

       Net Cash (Used) by Operating
        Activities                                    (97,176)

CASH FLOWS FROM INVESTING
 ACTIVITIES

   Disposal of fixed assets                            10,164
   Purchase of fixed assets                           (45,457)
   Purchase of marketable securities                  (35,000)

       Net Cash (Used) by Investing
        Activities                                    (70,293)

CASH FLOWS FROM FINANCING
 ACTIVITIES

   Contributed capital                                  6,562
   Common stock issued for cash                       168,166
   Payments on capital leases                          (4,233)

       Net Cash Provided by Financing
        Activities                                  $ 170,495







                               GOLF CENTERS, INC.
                  (formerly Beach Brew Beverage Company, Inc.)
                          (A Development Stage Company)
                      Statements of Cash Flows (Continued)


                                                                      From
                                                                  Inception on
                                      For the                      October 30,
                                   Years Ended                    1997 Through
                                   December 31,                    December 31,
                                     1999               1998         1999

INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS               $3,026        $   (1,707)        $ 3,026

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                     -               1,707              -

CASH AND CASH EQUIVALENTS AT
 END OF YEAR                        $    3        $     -            $ 3,026
Cash Paid for:

   Interest                         $  185        $       741        $   988
   Income taxes                     $   -         $      -           $    -





                               GOLF CENTERS, INC.
                  (formerly Beach Brew Beverage Company, Inc.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999


NOTE 1 -      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Organization

     The  financial  statements  presented  are  those  of Beach  Brew  Beverage
Company, Inc. (formerly Hussongs America, Inc.) (a development stage company) (the Company). The Company was incorporated on October 30, 1997 in the State of Nevada for the purpose of acquiring the assets of a California partnership, and to manufacture, develop and market tea, cocktail mixes and fruit drinks. The Company is a start-up enterprise in tea products and has had no significant business operations. On March 25, 1999, the Company changed its name to Hussongs America, Inc. In July of 1999, the name was changed back to Beach Brew Beverage Company, Inc. On December 22, 1999 the Company changed its name to GOld Centers, Inc.

              b.  Accounting Method

     The Companys financial statements were prepared using the accrual method of accounting. The Company has elected a December 31 year end.

              c.  Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              d.   Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives as follows:

                               Production equipment               5 years
                               Furniture and equipment            5 years
                               Office improvements                5 years

              e.  Income Taxes

     No provision for federal income taxes has been made at December 31, 1999 due to accumulated operating losses.

     The Company has accumulated approximately $115,000 of net operating losses as of December 31, 1999 which may be used to reduce taxable income and income taxes in future years through 2019. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards.


                               GOLF CENTERS, INC.
                  (formerly Beach Brew Beverage Company, Inc.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999


NOTE 1 -      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
              (Continued)

              e.  Income Taxes (Continued)

     In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. The potential tax benefits of the net operating loss carryforwards have been offset by a valuation allowance of the same amount.

              f.  Investments in Securities

     Marketable securities of $35,000 represents the cost of securities at purchase date and are classified and disclosed as available for sale securities under the requirements of SFAS No. 115. Under such statement, the Companys securities are required to be reflected at fair market value as follows:

                                                             Other
                                          Fair             Comprehensive
                          Cost            Value              Loss

                       $   35,000   $          -         $  (35,000)

NOTE 2 -  GOING CONCERN

     The Companys financial statements are prepared using general accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company does have an established business plan which details a significant increase in sales of their tea products into the food service market.

NOTE 3 -  PROPERTY AND EQUIPMENT

              Property and equipment consisted of the following:
                                December 31,
                                   1999
Furniture and equipment         $ 42,375
Production equipment               5,450
Office improvements                2,486

Total                             50,311
Less accumulated depreciation    (21,634)

Property and Equipment - Net    $ 28,677




                               GOLF CENTERS, INC.
                  (formerly Beach Brew Beverage Company, Inc.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999


NOTE 3 -  PROPERTY AND EQUIPMENT(Continued)

     Depreciation expense was $11,062 and $19,140 for the years ended December 31, 1999 and 1998, respectively.

NOTE 4 -      COMMITMENTS AND CONTINGENCIES

     The Company has entered into an agreement with Scott Ross, Ltd. whereby the Company receives services (creative development and production of product line designs for packaging and displays) in return for a percentage of gross sales. The agreement calls for the Company to pay Scott Ross, Ltd. a royalty in the amount of one-third (1/3) of one percent of gross sales for orders to all customers generated by the Beach Brew Iced Tea line. In addition, the Company agrees to pay Joseph Goldstein (President, Scott Ross, Ltd.) for services a royalty in the amount of one percent of gross sales for orders to all customers generated by the lemonade products. These royalties are both due and payable on a monthly basis when related sales occur. This commitment was for a period of two years beginning in July 1997. As of December 31, 1999 the commitment has expired.




Board of Directors
Beach Brew Beverage Company, Inc.
(Formerly Golf Centers, Inc.)
(A Development Stage Company)
Encinitas, California


     We consent to the use in this registration statement of Beach Brew Beverage Company, Inc., (formerly Golf Centers, Inc.) on Form 10-SBA of our report dated May 30, 2000 for Golf Centers, Inc., (formerly Beach Brew Beverage Company, Inc.) for the year ended December 31, 1999, which is part of this Registration Statements, and to all referenced to out firm included on this Registration Statement.


HJ& Associates, LLC
Salt Lake City, Utah
November 20, 2000




                                    PART III

ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit Number                    Exhibit Name

  3.1                      Article of Incorporation  and Amendment
  3.2                      By-Laws of Registrant
3.3                        Acquisition Agreements
  3.4                      Financial Data Schedule




                                                                  S-1

                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



                                               BEACH BREW BEVERAGE COMPANY, INC.
                                                                (Registrant)




Date:   Nvember 28, _2000                           By:/S/ Frank Igo
                                                           FRANK IGO
                                                           President